Exhbit 99.1

Gerdau Ameristeel Reports Early Adoption of International Financial Reporting
Standards for the Year Commencing January 1, 2009

Tampa, FL  September 22, 2009 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) (the “Company”) is pleased to announce that on September  15, 2009, the Ontario Securities Commission (the “OSC”) granted approval for the Company to adopt International Financial Reporting Standards (“IFRS”) with an adoption date of January 1, 2009 and a transition date of January 1, 2008.   The Company believes that the adoption of IFRS is in the best interests of the Company and the users of its financial information because the adoption of IFRS will align the bases of accounting under which the Company and its majority shareholder, Gerdau S.A., prepare their financial statements and increase the comparability of the Company’s financial statements to those of a number of global issuers, including competitors within the steel industry, who already prepare, or will soon be required to prepare, financial statements in accordance with IFRS. The following discussion provides further information about the Company’s conversion to IFRS.

IFRS Conversion Process

The Company has substantially completed the process to transition from US GAAP to IFRS.  The Company’s comprehensive IFRS conversion plan (the “Plan”) addresses changes in accounting policies, restatement of comparative periods, internal controls and any required changes to business processes.  The Plan generally consists of three primary phases, which in certain cases will be in process concurrently as IFRS is applied to specific areas:

•	Assessment: To establish project governance, develop a detailed project plan and timeline and identify key areas that will be impacted by the transition to IFRS.

•
Conversion:   To identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of IFRS compliant financial statements.

•
Sustainability:  To execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company’s finance and other staff, as necessary.  This phase will culminate in the collection of financial information necessary to compile IFRS compliant financial statements, embedding IFRS principles in business processes, and Audit Committee approval of IFRS financial statements.

As of the date of this press release, the Company has met the objectives of the Plan and is currently on schedule with the detailed timetable prepared in the assessment phase discussed above.  As part of the Plan,  the Company is providing in-depth training to its accounting personnel, Board of Directors and Audit Committee to ensure they have a thorough understanding of IFRS.  The Company’s analysis of IFRS and comparison with currently applied US GAAP accounting principles has identified a number of differences as discussed under the heading “Impact of IFRS on Financial Reporting” below.

Initial Adoption of IFRS

IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) sets forth guidance for the initial adoption of IFRS. Commencing with the first interim period in which the Company reports under IFRS in 2009, the Company will adjust its comparative fiscal 2008 financial statements for annual and interim periods to comply with IFRS. In addition, the Company will reconcile equity and net earnings from the previously reported fiscal 2008 US GAAP amounts to the restated 2008 IFRS amounts.

Under IFRS 1, the standards are applied retrospectively at the transitional balance sheet date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied.  IFRS 1 provides for certain optional exemptions and elections as well as certain mandatory exceptions to this general principle. The Company will be applying the following exemptions and elections to its opening balance sheet dated January 1, 2008:

Optional exemptions

Business combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 “Business Combinations” (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company will take advantage of this election and apply IFRS 3 only to business combinations that occurred on or after January 1, 2008.

Cumulative translation differences

IFRS 1 allows a first-time adopter to not comply with the requirements of IAS 21 “The Effects of Changes in Foreign Exchange Rates” for cumulative translation differences that existed at the date of transition to IFRS.  The Company has chosen to apply this election and will deem its cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS.    If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS shall be excluded from the gain or loss on disposal.

As of January 1, 2008, included within the Company’s Accumulated Other Comprehensive Income balance of $64 million was approximately $111 million of cumulative foreign currency translation adjustments which will be reclassified to Retained Earnings under IFRS 1, resulting in no change in total Shareholders’ Equity.

Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 “Share-based Payment” (“IFRS 2”) to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS or January 1, 2005.  The Company has elected to apply IFRS 2 only to equity instruments that were unvested as of its transition date, January 1, 2008.

Carrying value of assets and liabilities

The Company is adopting IFRS subsequent to the date from which its parent, Gerdau S.A., adopted IFRS.  In accordance with IFRS 1, if a subsidiary company adopts IFRS subsequent to its parent adopting IFRS, the subsidiary shall measure its assets and liabilities at either:

(i)	the same carrying amounts as in the financial statements of the parent based on the parent’s date of transition to IFRS; or

(ii)	the carrying amounts required by the rest of IFRS 1, based on the subsidiary’s date of transition to IFRS.

The Company has elected to record the carrying amounts required by IFRS 1 based on its date of transition (January 1, 2008) to IFRS as described in (ii) above.

Mandatory exceptions

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous US GAAP, unless there is objective evidence that those estimates were in error.  The Company’s IFRS estimates as of January 1, 2008 will be consistent with its US GAAP estimates for the same date unless evidence is obtained that indicates that the estimates were in error.  As of the date of this press release, no errors have been identified.

Impact of IFRS on Financial Reporting

IFRS employs a conceptual framework that is similar to US GAAP.  However, significant differences exist in certain matters of recognition, measurement and disclosure.  While adoption of IFRS will not change the Company’s actual cash flows, it will result in changes to the Company’s reported financial position and results of operations.  To assist the users of the Company’s financial statements in understanding these changes, the following discussion describes the differences between US GAAP and IFRS for the Company’s accounting policies and financial statement accounts which could be significantly affected by the conversion to IFRS.  Please also refer to the attached reconciliation tables which provide a reconciliation between US GAAP and IFRS of the Company’s Shareholders’ Equity as of June 30, 2009 and a reconciliation of Net Income (Loss) for the three and six months ended June 30, 2009.

(a)     Impairment of goodwill

US GAAP - US GAAP requires an impairment analysis based on a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. If the estimated fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value at the date of the impairment test. If necessary, goodwill would then be written down to its implied fair value.

IFRS - IAS 36 “Impairment of Assets” (“IAS 36”) requires an impairment analysis based on a one-step process.  A write-down is recognized if the recoverable amount of the cash generating unit, determined as the higher of the estimated fair value less costs to sell or value in use (discounted cash-flow value), is less than the carrying value.

In addition, in accordance with IFRS 1, the Company will have to perform a goodwill impairment test as of the transition date and consider whether an impairment charge would be recognized under IFRS on the transition date.   For reporting periods subsequent to January 1, 2008, the Company will perform a goodwill impairment test on an annual basis, at a minimum, and when impairment indicators exist.

(b)   Impairment of long-lived assets (primarily includes property, plant and equipment and intangibles for the Company)

US GAAP - A write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets are less than their carrying value. Recoverability is determined based on an estimate of undiscounted future cash flows resulting from the use of the long-lived asset or group of assets and the eventual disposition.

IFRS - IAS 36 requires a write-down to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use (discounted cash-flow value) is less than carrying value.

In addition, in accordance with IFRS 1, the Company will have to perform a long-lived assets impairment test as of the transition date and consider whether an impairment charge would be recognized under IFRS on the transition date. For reporting periods subsequent to January 1, 2008, the Company will perform a long-lived assets impairment test if deemed necessary under IAS 36.

(c)     Stock-based compensation

US GAAP - The fair value of stock-based awards with graded vesting and service-only conditions are treated as one grant by the Company, accordingly, the resulting fair value is recognized on a straight-line basis over the vesting period.

IFRS - Each tranche of stock-based awards with graded vesting is considered a separate grant for the calculation of fair value, and the related expense is attributed to the vesting period of each tranche of the award.

(d)     Business combinations - redeemable noncontrolling interest

IFRS - IAS 32 “Financial Instruments: Disclosure and Presentation”, requires that a liability be recognized for management’s best estimate of the present value of the redemption amount of the put option that was entered into in connection with the Pacific Coast Steel (“PCS”) 55% acquisition in 2006.  The put liability is recognized by reclassification from parent equity.  The accretion of the discount on the put liability is recognized as a finance charge in the income statement. The put liability is re-measured to the final redemption amount and any adjustments to the estimated amount of the liability are recognized in the income statement.

(e)    Business combinations - PCS step acquisition

On April 1, 2008, the Company increased its investment in PCS from 55% to approximately 84%.

US GAAP - Under US GAAP in place in 2008, acquisitions of a noncontrolling interest were accounted for using the purchase method.   As such, when the Company acquired an additional approximate 29% interest in PCS in April 2008, the acquisition was treated as a step acquisition, with additional goodwill and incremental fair value of assets recorded.

IFRS - Under IFRS, the purchase of a noncontrolling interest is not considered a business combination, as control of the entity already exists.  However, prior to the issuance of IAS 27(R) “Consolidated and Separate Financial Statements” (“IAS 27(R)”) which the Company will adopt on January 1, 2010, no specific IFRS guidance was given with respect to the acquisition of a noncontrolling interest.  As such, multiple accounting models were accepted in practice.  The Company has elected to treat this transaction as an equity transaction, which is the same treatment that would result under IAS 27(R) guidance.  Under this accounting model, no additional goodwill or incremental fair value of assets is recorded.

(f)    Embedded derivative - callable debt

On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes had a maturity date of July 15, 2011 and were issued at 98% of face value.  The terms of the Senior Notes allowed the Company to call them at any time at a redemption price ranging from 105 3/8% to 100%, depending on when the call was made.  On August 31, 2009, the Company redeemed all of the outstanding Senior Notes at a price of 101.792%.

US GAAP - Because the right to exercise the call option is solely within the Company’s control, US GAAP does not require the call option to be bifurcated and valued separately from the debt.

IFRS - IFRS does not require bifurcation if the exercise price of a call or put is approximately equal to the amortized cost of the host debt instrument on each exercise date.  The Company has concluded that the exercise price of the call does not approximately equal the amortized cost of the notes; therefore, the call option is bifurcated under IFRS and measured at fair value with changes in fair value recognized in the income statement.

(g)    Provisions

US GAAP - US GAAP requires the use of a discount rate that produces an amount at which the liability theoretically could be settled in an arm's-length transaction with a third party.  Additionally, the discount rate should not exceed the interest rate on monetary assets that are essentially risk-free and have maturities comparable to that of the liability.

IFRS - IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” requires a provision or contingent liability to be discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.  Risk adjustments should be made to the discount rate if such risks are not inherent in the estimated cash outflows.

(h)     Postretirement benefits

US GAAP - The excess of any actuarial gain or loss exceeding 10% of the greater of the benefit obligation or the fair value of plan assets is included as a component of the net actuarial gain or loss recognized in accumulated other comprehensive income or loss and is amortized to net periodic pension cost in future periods over the average remaining service period of the active employees.

IFRS - The Company elected to adopt paragraph 93A of IAS 19 “Employee Benefits”, which allows an entity to recognize actuarial gains and losses directly in equity or retained earnings in the period in which they occur (without the need to amortize those deferred gains and losses in the statement of income in future periods).

(i)    Facility closure costs

During June 2009, as a result of the significant downturn in the economy and declining demand for its products, the Company announced its intent to close or idle certain facilities (the “Facility Plan”).  The Company recorded a $36.5 million pre-tax charge for the three and six months ended June 30, 2009 relating to the Facility Plan.

US GAAP - US GAAP requires the recognition of certain obligations arising from facility closures when the facility ceases operation or when the cost is incurred.

IFRS - IFRS requires the recognition of certain obligations arising from facility closures when the obligations are unavoidable and are not related to the ongoing activities of the facility.  As such, under IFRS, the Company will recognize certain obligations related to the Facility Plan in a different reporting period than what US GAAP would have required.

 (j)    Income taxes

Deferred income tax assets as well as income tax expense are generally calculated in the same manner in accordance with US GAAP and IFRS.  However, certain of the pre-tax adjustments described above are expected to generate additional (or lessen existing) temporary differences between book and tax basis and, accordingly, will give rise to adjustments to the Company’s recorded deferred tax assets and liabilities as well as deferred income tax expense (or benefit).

In addition, US GAAP requires that deferred tax benefits are recorded for share-based payment awards based on the compensation expense recorded for the award.  On exercise of the award, the difference between the actual deduction realized on the tax return and the cumulative tax benefit recognized for book purposes is generally recorded directly to equity (subject to certain limitations).  Under IFRS, deferred tax benefits are recorded for share-based payment awards based on the intrinsic value of the award at each balance sheet date.  Deferred tax benefits that exceed the amount of cumulative compensation recognized for book purposes are recorded directly to equity.

Additionally, IFRS requires all deferred tax assets and liabilities to be classified as noncurrent for balance sheet presentation, as compared to US GAAP which requires classification between current and noncurrent based on the balance sheet classification of the related asset or liability.

(k)    Interim periods - pension valuation

US GAAP - Under US GAAP, the remeasurement of plan assets and defined benefit obligations is only an annual requirement unless a significant event, such as a curtailment, settlement or significant plan amendment occurs.

IFRS - Under IFRS, an entity is required to determine the present value of the defined benefit obligation and the fair value of the plan assets with sufficient regularity that the amounts recognized in the financial statements do not differ materially from the amounts that would be determined at the balance sheet date.   Due to the volatile economic environment in 2008 and the first half of 2009, the Company determined that the fair value of certain plan assets should be adjusted for certain interim periods.

(l)    Deferred financing costs

US GAAP - Under US GAAP, the Company presents deferred financing costs as an asset on its balance sheet.

IFRS - IFRS requires deferred financing costs related to the issuance of debt to be presented on the balance sheet as a reduction of the carrying value of the debt.

(m)    Accumulated other comprehensive income or loss

As discussed above under the heading “Optional exemptions”, the Company has chosen to deem its cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS which results in an adjustment to accumulated other comprehensive income or loss.  Also, discussed above under the heading “Impact of IFRS on Financial Reporting”, the Company has chosen to recognize all actuarial gains and losses related to its defined benefit plans directly into retained earnings.

(n)    Presentation and disclosure

The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS will be required to include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies.

The Company will restate and refile its 2009 interim financial statements originally prepared in accordance with US GAAP in accordance with IFRS together with the related restated management’s discussion and analysis as well as the certificates required by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings.

Other Organizational Impacts of IFRS

The Company has evaluated the impact of the conversion on its accounting systems.  Based on the differences identified to date, the Company believes its existing systems can accommodate the required changes.

In addition, the Company’s internal and disclosure control processes, as currently designed, will not need significant modifications as a result of its conversion to IFRS.

The Company has assessed the impacts of adopting IFRS on its contractual arrangements including material debt covenants, and has not identified any material compliance issues.

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements.  Such statements describe the Company’s assumptions, expectations, beliefs, plans targets, anticipations, estimates or intentions with respect to its business and financial objectives and strategies to achieve those objectives, operations, future financial results and growth and expansion plans.  Such forward-looking statements can often be identified by the words "anticipates," "believes," "estimates," "expects," "intends," "plans," and other words and terms of similar meaning, which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters.  Forward-looking statements in this press release include statements about the Company’s conversion to IFRS being in the best interests of the Company and the users of its financial information, the timeline for the Company’s conversion to IFRS, the Company’s readiness to transition from US GAAP to IFRS, the impact of the conversion to IFRS on financial reporting and the impact of the conversion to IFRS on the Company’s accounting system.  Such forward-looking statements are based on current objectives, strategies, expectations and assumptions that the Company believes to be reasonable at the time.  However, the Company cautions readers that forward-looking statements, including any statement regarding targets or the Company’s current intentions, involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company or from a conclusion, forecast or projection in the forward-looking statements.  Any forward-looking statements in this press release are based on current information as of the date of this press release and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America, with annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through its vertically integrated network of mini-mills, scrap recycling facilities, and downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada. The Company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers ("OEMs") for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. Gerdau Ameristeel's majority shareholder is the Gerdau Group, a 100+ year old steel company, the leading company in the production of long steel in the Americas and one of the major specialty long steel suppliers in the world. Gerdau Ameristeel's common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the ticker symbol GNA.

For more information please contact:

Barbara R. Smith
Vice President and Chief Financial Officer
Gerdau Ameristeel
(813) 319-4324
basmith@gerdauameristeel.com

RECONCILIATION TABLES

The following tables provide a reconciliation between US GAAP and IFRS for the Company’s Shareholders’ Equity as of June 30, 2009 and for the Company’s Net Income (Loss) for the three and six months ended June 30, 2009.  Amounts are unaudited and subject to change as the Company finalizes its conversion to IFRS.  The impact of adjustments which are only considered reclassifications within the balance sheet or statement of income and do not impact total Shareholders’ Equity or Net Income (Loss) are not presented in the tables below.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES SHAREHOLDERS' EQUITY RECONCILIATION
(US$ in millions)
(Unaudited)

		June 30,
	Reference *	2009

Shareholders' equity, US GAAP		$2,892
Impairment of goodwill	(a)	604
Stock-based compensation	(c)	(4)
Business combinations - redeemable noncontrolling interest	(d)	(37)
Business combinations - PCS step acquisition	(e)	(52)
Embedded derivative - callable debt	(f)	**
Provisions	(g)	(10)
Postretirement benefits	(h)(k)	(12)
Facility closure costs	(i)	(7)
Income taxes	(j)	17
Subtotal - IFRS adjustments		499

Shareholders' equity , IFRS		$3,391

*  The letter reference corresponds to the press release text which describes each adjustment.
**  Due to the complexity of the valuation methodologies used in deriving the fair value of the call option, the Company is still in the process of determining this adjustment.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES CONSOLIDATED NET INCOME (LOSS) RECONCILIATION
(US$ in millions)
(Unaudited)

		Three Months	Six Months
	Reference *	Ended	Ended
		June 30, 2009	June 30, 2009
Net loss, US GAAP		$(57)	$(91)

Impairment of goodwill	(a)	(275)	(275)
Stock-based compensation	(c)	(3)	(2)
Business combinations - redeemable noncontrolling interest	(d)	6	5
Business combinations - PCS step acquisition	(e)	1	1
Embedded derivative - callable debt	(f)	**	**
Provisions	(g)	***	***
Postretirement benefits	(h)	3	7
Facility closure costs	(i)	(7)	(7)
Income taxes	(j)	4	2
Subtotal - IFRS adjustments		(271)	(269)

Net loss, IFRS		$(328)	$(360)

*  The letter reference corresponds to the press release text which describes each adjustment.
**  Due to the complexity of the valuation methodologies used in deriving the fair value of the call option, the Company is still in the process of determining this adjustment.
*** Amount is estimated to be less than $1 million.